EXHIBIT 12.1

RENEWABLE ENERGY GROUP, INC.

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

						Nine Months
						Ended
	For the year ended December 31,					September 30,
	2007	2008	2009	2010	2011	2012
Earnings (deficiency):
Pre-tax income (loss) from continuing operations before adjustment for equity investees	$28,714	$(24,280)	$(22,557)	$(24,151)	$91,409	$26,079
Add:
Fixed Charges	1,120	5,784	5,505	8,470	11,015	6,824
Amortization of cap interest	—	4	44	54	68	50
Distributed income of equity investees	421	363	110	100	—	—
Subtract:
interest capitalized	—	876	—	713	—	7
Preference security dividends	—	—	—	—	—	1,470

Earnings (deficiency)	$30,255	$(19,005)	$(16,898)	$(16,240)	$102,492	$31,476

Fixed charges:
Interest expense and amortization of costs related to indebtedness	$211	$1,902	$2,414	$4,940	$8,095	$3,262
Interest capitalized	—	876	—	713	—	7
Estimate of interest within rental expenses	909	3,006	3,091	2,817	2,920	2,085
Preference security dividends	—	—	—	—	—	1,470

Total fixed charges	$1,120	$5,784	$5,505	$8,470	$11,015	$6,824

Ratio of Earnings to Fixed Charges (1) (2)	27.0	—	—	—	9.3	4.6
Deficiency in the coverage of fixed charges	N/A	$24,789	$22,403	$24,710	N/A	N/A

(1)	Fixed charges. The term “fixed charges” means the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

Earnings. The term “earnings” is the amount resulting from adding and subtracting the following items. Add the following: (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees; (b) fixed charges; (c) amortization of capitalized interest; (d) distributed income of equity investees; and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges. From the total of the added items, subtract the following: (a) interest capitalized; (b) preference security dividend requirements of consolidated subsidiaries; and (c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges as defined above, respectively.

(2)	Our net losses were insufficient to cover fixed charges in the years ended 2008, 2009, and 2010. Because of these deficiencies, the ratio information is not applicable.